EXHIBIT 2
                          Leucadia National Corporation
                              315 Park Avenue South
                               New York, NY 10010


                                January 15, 2003

BY HAND
-------

Allcity Insurance Company
45 Main Street
Brooklyn, NY 11201
Attn: Martin Bernstein, Chairman, Special Committee of the Board of Directors


           Re: Potential Tender Offer for Common Stock of Allcity Insurance Company
                 --------------------------------------------------

Dear Mr. Bernstein:

           We are pleased to propose the acquisition of all of the outstanding shares of common stock of Allcity Insurance Company (the "Company") not beneficially owned by Leucadia National Corporation and its affiliates ("Leucadia") for a cash purchase price of $2.00 per share.

           It is currently contemplated that the acquisition of such shares by Leucadia would take the form of a tender offer by Leucadia, subject to customary conditions, as well as enough shares of the Company's common stock being tendered so that, together with the shares Leucadia currently beneficially owns, Leucadia would beneficially own at least 95% of the outstanding shares of the Company's common stock. Promptly following consummation of the tender offer and subject to the approval of New York Insurance Department, the remaining shares of the Company's common stock would be acquired by Leucadia's wholly-owned subsidiary, Empire Insurance Company ("Empire") at the same cash price pursuant to a short form merger between Empire and the Company pursuant to Section 7118 of the New York Insurance Law. The transactions contemplated by our proposal would only be consummated following a favorable recommendation by the Special Committee to the Company's shareholders. The proposal is not contingent on any financing conditions.

           We request that the Special Committee of the Board of Directors, together with its financial and legal advisors, proceed to evaluate the fairness of this proposal for purposes of the Special Committee making a recommendation with respect to the proposal. We are prepared to meet with you and your financial and legal advisers at your convenience to review our proposal at the earliest possible date.

           Depending on the response of the Special Committee to this proposal, and other factors deemed relevant by us, we may formulate other plans and/or make other proposals, and take such actions with respect to our investment in

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the Company, as we may determine to be appropriate. We may also amend or withdraw this proposal at any time at our sole discretion.

           Our proposal is merely an expression of interest and is not intended to be legally binding in any way. If an offer were to be made, it would be made in accordance with all applicable securities laws and would involve the filing of appropriate materials with the Securities and Exchange Commission and the mailing of appropriate materials to the public shareholders of the Company.

           Please be advised that we intend to disclose this proposal in an amendment to our Schedule 13D relating to shares of the Company's common stock currently owned by us, as required by law. We also intend to file this letter under cover of Schedule TO as a preliminary communication in accordance with Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended.

           We appreciate your consideration of this proposal and look forward to your response.

                                     Very truly yours,

                                     Leucadia National Corporation

                                     By: /s/ Joseph A. Orlando
                                         ---------------------------------
                                     Name: Joseph A. Orlando
                                     Title: Vice President



cc:  Board of Directors of Allcity Insurance Company
     Joseph Bartlett, Esq.
     Counsel to Special Committee




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